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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004
                         Commission File Number: 1-13368

                                      POSCO

                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F [ x ]                 Form 40-F [ ____ ]
                           ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [ ____ ]                    No [  x  ]
                                                     ___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________________ .]


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POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1: An English-language translation of documents with respect to the Results of POSCO's 36th Ordinary General Meeting of Shareholders.


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                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                POSCO
                                                -----
                                            (Registrant)

Date   March 12, 2004          By   /s/ Sohn , Yong-Ho
--------------------------       -----------------------------------------------
                                 (Signature)*


*Print the name and title under
the signature of the signing officer.    Name:  Sohn, Yong-Ho
                                         Title: General Manager of Finance
                                                 Management Department